UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2021

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes No ⌧
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes No ⌧

Investor Relations PRESS RELEASE

Grupo Televisa Responds to Press Reports

Mexico City, March 24, 2021 - Grupo Televisa, S.A.B. (“Televisa” or the “Company”; BMV:TLEVISA CPO; NYSE:TV) is aware of press reports regarding a potential transaction with Univision. We are not in discussions regarding a merger between Grupo Televisa, S.A.B. and Univision Communications, Inc.  The companies have sought to find ways to work more closely together over the past several years in an effort to broaden their longstanding successful partnership and achieve additional efficiencies and benefits for both. We are progressing discussions regarding the possibility of a combination of certain content assets of Grupo Televisa with Univision. There can be no assurance that any such transaction will be finalized or the terms or timing thereof.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv brands, television networks, cable operators and over-the-top or “O.T.T.” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), a leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings, Inc., the controlling Company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations
Rodrigo Villanueva / Tel: (52 55) 5261 2445 / rvillanuevab@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations
Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

www.televisair.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: March 26, 2021	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel